Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 27, 2021

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on December 27, 2021 at 4:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”) for the following purposes:

1.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting;

2.	To approve the re-election of Dr. Morris Laster and Mr. Amir Reichman and the election of Jay Green to the Board of Directors of the Company (the “Board of Directors”), each until the third annual meeting held after the date of their appointment; and

3.	To approve the adoption of a new Company Compensation Policy.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on November 17, 2021 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the form of proxy to be provided separately.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy to be provided separately at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than December 25, 2021, at 4:00 p.m. Israel time. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than December 27, 2021, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than December 19, 2021. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Should no legal quorum be present one-half hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e. on January 3, 2021, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

November 12, 2021